UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March, 2023
GRANITE REAL ESTATE INVESTMENT TRUST
(Commission File Number: 001-35771)
(Name of registrant)
GRANITE REIT INC.
(Commission File Number: 001-35772)
(Name of registrant)
77 King Street West, Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, Ontario
M5K 1H1
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
        Form 20-F Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2023	GRANITE REAL ESTATE INVESTMENT TRUST
	By:	/s/Teresa Neto
Name: Teresa Neto
Title: Chief Financial Officer

Date: March 8, 2023	GRANITE REIT INC.
	By:	/s/Teresa Neto
Name: Teresa Neto
Title: Chief Financial Officer

FORM 6-K EXHIBIT INDEX

Exhibit No.

Exhibit 99.1    Press Release - Granite Announces Fourth Quarter and Year End Results For 2022 and Provides Development Update
Exhibit 99.2    Annual Report